UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information and related exhibits contained in this Report on Form 6-K are hereby incorporated by reference into National Energy Services Reunited Corp.’s Registration Statement on Form S-8 (File No. 333-280902).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Announcement of Commencement of Exchange Offer and Consent Solicitation

On May 30, 2025, National Energy Services Reunited Corp., a British Virgin Islands company (the “Company”), issued a press release announcing that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), which warrants trade on the Nasdaq Capital Market under the symbol “NESRW” (the “Warrants”). The Company is offering to all holders of the Warrants the opportunity to receive 0.10 Ordinary Shares in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 3,554,038 Ordinary Shares in exchange for the Warrants, subject to adjustment for fractional Warrants. Concurrently with the Offer, the Company is also soliciting consents from holders of the Warrants to amend the warrant agreement that governs all of the Warrants (the “Warrant Agreement”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.09 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the written consent or vote of the registered holders of a majority of the number of the then outstanding Warrants. Parties representing approximately 54.78% of the Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, because the holders of more than 50% of our outstanding Warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation, if the other conditions described within the Prospectus/Offer to Exchange are satisfied or waived, then the Warrant Amendment will be adopted. The offering period will continue until 11:59 P.M., Eastern Time, on June 30, 2025, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered Warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated May 30, 2025, and Schedule TO, dated May 30, 2025.

The following exhibits are being filed herewith:

Exhibit No.	Description

99.1	Press Release, dated May 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: May 30, 2025	By:	/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer